UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2017

CVS HEALTH CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction

of Incorporation)

001-01011	05-0494040
(Commission File Number)	(IRS Employer Identification No.)

One CVS Drive Woonsocket, Rhode Island	02895
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (401) 765-1500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01. Entry into a Material Definitive Agreement.

Term Loan Agreement

On December 15, 2017, CVS Health Corporation (“CVS Health”) entered into a Term Loan Agreement (the “Term Loan Agreement”) with the lenders party thereto and Barclays Bank PLC, as administrative agent. The Term Loan Agreement provides for total term loan commitments in an aggregate principal amount of $5.0 billion and reduces the $49.0 bridge facility commitments previously described in the Current Report on Form 8-K filed by CVS Health with the Securities and Exchange Commission (the “SEC”) on December 5, 2017 (the “December 5 Current Report”) by such principal amount. The Term Loan Agreement was entered into in connection with the previously announced proposed merger (the “Merger”) of a wholly-owned subsidiary of CVS Health with Aetna Inc., a Pennsylvania corporation (“Aetna”), pursuant to the Agreement and Plan of Merger, dated as of December 3, 2017 (the “Merger Agreement”), among CVS Health, Aetna and Hudson Merger Sub Corp., a Pennsylvania corporation and a wholly-owned subsidiary of CVS Health, described in the December 5 Current Report.

The lenders party to the Term Loan Agreement will be obligated to make loans under the Term Loan Agreement upon the satisfaction or waiver of certain conditions, including but not limited to: (i) the occurrence of the “Effective Date” (which requires the satisfaction or waiver of specified conditions precedent, including, without limitation, the delivery of certain certificates, organizational documents and opinions), (ii) the consummation of the Merger concurrently or substantially concurrently with the making and the funding of the loans under the Term Loan Agreement in all material respects in accordance with the terms of the Merger Agreement, (ii) the absence of a material adverse effect change with respect to Aetna since December 3, 2017, (iii) the truth and accuracy in all material respects of the Target Representations and the Specified Representations (each as defined in the Term Loan Agreement), (iv) the absence of specified events of default, (v) the receipt of certain certificates and (vi) the receipt of certain financial statements. The Effective Date under the Term Loan Agreement occurred on December 15, 2017.

The term loan facility under the Term Loan Agreement consists of a $3.0 billion three-year tranche and a $2.0 billion five-year tranche. Borrowings under the Term Loan Agreement will be unsecured. The three-year tranche does not amortize. The five-year tranche amortizes in equal quarterly amounts equal to the percentage per annum as follows: (i) 0% from after the Closing Date to, and including, the first anniversary of the date on which lenders are obligated to make loans under the Term Loan Agreement, (ii) 1.25% from after the first anniversary to, and including, the third anniversary of the date on which lenders are obligated to make loans under the Term Loan Agreement and (iii) 2.5% from after the third anniversary to, and including, the fifth anniversary of the date on which lenders are obligated to make loans under the Term Loan Agreement. Borrowings under the $3.0 billion three-year tranche will mature and be payable on the three-year anniversary of the date on which lenders are obligated to make loans under the Term Loan Agreement and borrowings under the $2.0 billion five-year tranche will mature and be payable (to the extent not amortized) on the five-year anniversary of the date on which lenders are obligated to make loans under the Term Loan Agreement.

Borrowings under the Term Loan Agreement will bear interest at a rate per annum equal to, at the option of CVS Health, either the Eurodollar rate or the base rate, plus, in each case, an applicable margin that will depend on the credit ratings by each of Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) of CVS Health’s senior unsecured debt non-credit enhanced long-term indebtedness for borrowed money, as set forth in the Term Loan Agreement. The Eurodollar rate will be an interest rate per annum equal to the London Interbank Offered Rate for the applicable interest rate multiplied by the statutory reserve rate. The base rate will be, for any day, a fluctuating rate per annum equal to the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate” or, if The Wall Street Journal ceases to quote such rate, the highest rate per annum published by the Federal Reserve Board as the “bank prime loan” rate or, if such rate is no longer quoted, any similar release by the Federal Reserve Board, (ii) the Federal Funds effective rate plus  1⁄2 of 1.0% and (iii) the one-month reserve adjusted Eurodollar Rate plus 1.0%.

Each lender under the Term Loan Agreement is entitled to a commitment fee, payable quarterly in arrears, at a rate that will depend on the credit ratings by each of S&P and Moody’s of CVS Health, as set forth in the Term Loan Agreement, on the undrawn and available commitment of that lender (as determined on a daily basis), accruing from and including February 1, 2018 to but excluding the date on which all commitments under the Term Loan Agreement are terminated.

The Term Loan Agreement contains certain covenants, including limitations on liens; dispositions; mergers or consolidations; acquisitions; restricted payments; limitation on upstream dividends by subsidiaries; and limitation on negative pledges. In addition, the Term Loan Agreement limits the ratio of CVS Health’s consolidated indebtedness to total capitalization debt to a maximum of 0.60 to 1.0; provided that (a) from the closing date under the Term Loan Agreement through and including the fiscal quarter ending September 30, 2019, CVS Health will not permit its ratio of consolidated indebtedness to total capitalization at the end of any fiscal quarter to exceed 0.65:1.00 and (b) until the earlier of (i) the occurrence of the closing date under the Term Loan Agreement and (ii) the date that is 30 days following the termination of the Merger Agreement in accordance with its terms, consolidated indebtedness and total capitalization shall each be calculated exclusive of any indebtedness not exceeding $49.0 billion issued or borrowed by CVS Health for the purpose of financing the Merger (including all of the transaction costs, fees, commissions and expenses in connection therewith) and which is redeemable or prepayable if the Merger is not consummated. The Term Loan Agreement also includes a covenant restricting the incurrence of debt by CVS Health’s subsidiaries to up to 15% of net tangible assets. In determining compliance with such test, (i) any indebtedness of Aetna and its subsidiaries existing as of the closing date under the Term Loan Agreement (other than any increase, refinancing or replacement thereof) (the “Aetna Existing Indebtedness”) shall be excluded from indebtedness, and (ii) indebtedness that may be incurred by all of CVS Health’s subsidiaries (excluding the Aetna Existing Indebtedness and other indebtedness under capital leases incurred in connection with a sale and leaseback transaction) may not exceed $900.0 million in the aggregate, in each case, until such date as CVS Health shall be in compliance with such test without giving effect to the exclusion in clause (i) above.

The Term Loan Agreement contains customary events of default, such as non-payment of obligations under the Term Loan Agreement, violation of affirmative or negative covenants, material inaccuracy of representations, non-payment of other material debt, bankruptcy or insolvency, ERISA and judgment defaults and change of control.

The foregoing description of the Term Loan Agreement is summary in nature and is qualified in its entirety by reference to the Term Loan Agreement, a copy of which is filed hereto as Exhibit 10.1, and incorporated herein by reference.

Joinder to Bridge Facility Commitment Letter

On December 15, 2017, CVS Health executed and delivered a joinder agreement (the “Commitment Letter Joinder”) to CVS Health’s bridge facility commitment letter, dated December 3, 2017 (the “Commitment Letter”), previously described in the December 5 Current Report, which amended the Commitment Letter to, among other things, add JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., The Bank of New York Mellon, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., Royal Bank of Canada, SunTrust Bank, U.S. Bank National Association, Fifth Third Bank, KeyBank National Association, PNC Bank, National Association, Banco Santander, S.A., New York Branch, Sumitomo Mitsui Banking Corporation, Bank of China, New York Branch, Industrial and Commercial Bank of China Limited, New York Branch, The Toronto-Dominion Bank, New York Branch and Guggenheim Life and Annuity Company as additional commitment parties and reallocate the commitments thereunder.

The foregoing description of the Commitment Letter Joinder does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Commitment Letter Joinder, a copy of which is included as Exhibit 2.1 hereto, and incorporated herein by reference. The Commitment Letter Joinder should be read in conjunction with, and is qualified in its entirety by reference to, the Commitment Letter itself. The material terms of the Commitment Letter are described in the December 5 Current Report and a copy of the Commitment Letter is included as Exhibit 2.2 to the December 5 Current Report.

The representations, warranties and covenants contained in the Term Loan Agreement and the Commitment Letter Joinder, including the Commitment Letter, were made only for purposes of such agreements and as of the dates specified therein; were solely for the benefit of the parties thereto; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CVS Health and its subsidiaries. Moreover, information concerning the subject matter of any representations, warranties and covenants may change after the dates of the Term Loan Agreement and Commitment Letter Joinder, including the Commitment Letter, which subsequent information may or may not be fully reflected in public disclosures by CVS Health.

Amendments to Existing Revolving Credit Agreements

On December 15, 2017, CVS Health and its existing group of lenders entered into a first amendment to each of CVS Health’s existing revolving credit facilities (collectively, the “Existing Revolving Credit Agreements”) consisting of (i) a $1.0 billion, 364-day unsecured credit facility expiring on May 17, 2018 under the 364-Day Credit Agreement, dated as of May 18, 2017 (the “364-Day Credit Agreement”), among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent (filed as Exhibit 10.1 to CVS Health’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the SEC on August 8, 2017 (the “Q2 2017 Quarterly Report”)), (ii) a $1.0 billion, five-year unsecured back-up credit facility expiring on May 18, 2022 under the Five Year Credit Agreement, dated as of May 18, 2017 (the “2017 Five Year Credit Agreement”), among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent (filed as Exhibit 10.2 to the Q2 2017 Quarterly Report), (iii) a $1.25 billion, five-year unsecured back-up credit facility expiring on July 24, 2019 under the Second Amended and Restated Credit Agreement, dated as of July 24, 2014 (“Second A&R Credit Agreement”), among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent (filed as Exhibit 10.1 to CVS Health’s Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 5, 2014) and (iv) a $1.25 billion, five-year unsecured back-up credit facility expiring on July 1, 2020 under the Credit Agreement, dated as of July 1, 2015 (“2015 Five Year Credit Agreement”), by and among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent (filed as Exhibit 10.2 to CVS Health’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 filed with the SEC on August 4, 2015) in order to:

(i)	amend the covenant restricting the incurrence of debt by CVS Health’s subsidiaries to up to 15% of net tangible assets (the “Net Tangible Assets Test”), by (a) excluding any indebtedness of Aetna and its subsidiaries existing as of the closing date of the Merger (other than any increase, refinancing or replacement thereof) (the “Aetna Existing Indebtedness”), from indebtedness for purposes of determining compliance with the Net Tangible Assets Test, and (b) restricting the indebtedness that may be incurred by all of CVS Health’s subsidiaries (excluding the Aetna Existing Indebtedness and other indebtedness under capital leases incurred in connection with a sale and leaseback transaction) to an amount not exceeding $900.0 million in the aggregate, in each case, until the date that CVS Health is in compliance with the Net Tangible Assets Test without giving effect to the exclusion set forth in clause (a) above;

(ii)	expressly permit the consummation of the Merger under the acquisition covenant;

(iii)	amend the financial covenant by (a) increasing the consolidated indebtedness to total capitalization ratio from 0.60:1.00 to 0.65:1.00 from the closing date of the Merger through and including the fiscal quarter ending September 30, 2019, and (b) excluding indebtedness in an aggregate principal amount not exceeding $49.0 billion incurred by CVS Health for the purpose of financing the Merger (including all of the transaction costs, fees, commissions and expenses in connection therewith), and which is redeemable or prepayable if the Merger is not consummated from the calculation of consolidated indebtedness and total capitalization, until the earliest of the occurrence of the closing date of the Merger, the date that is 30 days following the termination of the Merger Agreement in accordance with its terms and August 31, 2019; and

(iv)	increase the threshold amount in certain specified events of default to (a) prior to the later of (x) the termination or other expiration of the Commitment Letter in accordance with its terms and (y) the termination or other expiration of the bridge facility referenced in the Commitment Letter if it is entered into, $250.0 million, and (b) at all other times $200.0 million.

The foregoing description of each of the Amendment No. 1 to the 364-Day Credit Agreement, Amendment No. 1 to the 2017 Five Year Credit Agreement, Amendment No. 1 to the Second A&R Credit Agreement and Amendment No. 1 to the 2015 Five Year Credit Agreement is summary in nature and is qualified in its entirety by reference to each first amendment, copies of which are filed hereto as Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, and incorporated herein by reference. Each first amendment should be read in conjunction with, and is qualified in its entirety by reference to, the respective Existing Revolving Credit Agreement. Copies of the Existing Revolving Credit Agreements are included as exhibits to CVS Health’s periodic filings with the SEC described above.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under the headings “Term Loan Agreement” and “Amendments to Existing Revolving Credit Agreements” in Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference in this Item 2.03.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health and Aetna, CVS Health and Aetna will file relevant materials with the SEC, including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Item 9.01. Financial Statements and Exhibits

(d) The following exhibits are included with this report:

Exhibit No.	Description

2.1	Joinder to Bridge Facility Commitment Letter, dated as of December 15, 2017, by and among Barclays Bank PLC, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CVS Health and each of the Additional Commitment Parties party thereto.

10.1	Term Loan Agreement, dated as of December 15, 2017, by and among CVS Health Corporation, the lenders party thereto and Barclays Bank PLC, as administrative agent.

10.2	Amendment No. 1 to 364-Day Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

10.3	Amendment No. 1 to Five Year Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

10.4	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

10.5	Amendment No. 1 to Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Joinder to Bridge Facility Commitment Letter, dated as of December 15, 2017, by and among Barclays Bank PLC, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CVS Health and each of the Additional Commitment Parties party thereto.

10.1	Term Loan Agreement, dated as of December 15, 2017, by and among CVS Health Corporation, the lenders party thereto and Barclays Bank PLC, as administrative agent.

10.2	Amendment No. 1 to 364-Day Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

10.3	Amendment No. 1 to Five Year Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

10.4	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

10.5	Amendment No. 1 to Credit Agreement, dated as of December 15, 2017, among CVS Health, the lenders party thereto and The Bank of New York Mellon, as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 19, 2017	CVS Health Corporation

	By:	/s/ Colleen M. McIntosh
Colleen M. McIntosh
Senior Vice President, Corporate Secretary and Assistant General Counsel